Exhibit 3.4.1
CERTIFICATE OF FORMATION
OF
ENCORE ENERGY PARTNERS OPERATING LLC
          This Certificate of Formation of Encore Energy Partners Operating LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.
Article One
          The name of the Delaware limited liability company formed hereby is Encore Energy Partners Operating LLC.
Article Two
          The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name and address of the Company’s registered agent for service of process at that address is The Corporation Trust Company.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on February 13, 2007.

AUTHORIZED PERSON
/s/ Robert C. Reeves
Robert C. Reeves
Authorized Person